# DAIMLER TRUCKS RETAIL TRUST 2023-1
**Investor Report**

Collection Period Ended        30-Sep-2023

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 1 | | | |
| Collection Period (from... to) | 1-Aug-2023 | 30-Sep-2023 | | |
| Determination Date | 12-Oct-2023 | | | |
| Record Date | 13-Oct-2023 | | | |
| Distribution Date | 16-Oct-2023 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 27-Sep-2023 | 16-Oct-2023 | Actual/360 Days | 19 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 27-Sep-2023 | 15-Oct-2023 | 30/360 Days | 18 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 157,360,000.00 | 157,360,000.00 | 104,136,481.96 | 53,223,518.04 | 338.227746 | 0.661772 |
| Class A-2 Notes | 270,000,000.00 | 270,000,000.00 | 270,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-3 Notes | 270,000,000.00 | 270,000,000.00 | 270,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 60,000,000.00 | 60,000,000.00 | 60,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **757,360,000.00** | **757,360,000.00** | **704,136,481.96** | **53,223,518.04** | | |
| Overcollateralization | 72,621,115.25 | 72,621,115.25 | 72,623,347.58 | | | |
| Adjusted Pool Balance | 829,981,115.25 | 829,981,115.25 | 776,759,829.54 | | | |
| Yield Supplement Overcollateralization Amount | 31,950,769.53 | 31,950,769.53 | 29,229,991.79 | | | |
| **Pool Balance** | **861,931,884.78** | **861,931,884.78** | **805,989,821.33** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 72,621,115.25 | 8.75% |
| Target Overcollateralization Amount | 72,623,347.58 | 8.75% |
| Current Overcollateralization Amount | 72,623,347.58 | 8.75% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 53,223,518.04 | 338.227746 |
| Class A-2 Notes | 6.030000% | 814,050.00 | 3.015000 | 814,050.00 | 3.015000 |
| Class A-3 Notes | 5.900000% | 796,500.00 | 2.950000 | 796,500.00 | 2.950000 |
| Class A-4 Notes | 5.930000% | 177,900.00 | 2.965000 | 177,900.00 | 2.965000 |
| **Total** | | **1,788,450.00** | | **55,011,968.04** | |

Amounts in USD

| **Available Funds** | | **Distributions** | |
|---|---|---|---|
| Principal Collections | 54,147,090.11 | (1) Total Servicing Fee | 1,436,553.14 |
| Interest Collections | 8,808,587.28 |     Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 414,562.08 | (2) Total Trustee Fees and amounts owed to Asset Representation | 0.00 |
| Recoveries | 0.00 | Reviewer (max. $250,000 p.a.) | |
| Purchase Amounts | 788,143.63 | (3) Interest Distributable Amount | 1,788,450.00 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 34,560.21 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **64,192,943.31** | (6) Regular Principal Distributable Amount | 53,223,518.04 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **64,192,943.31** | (8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2) | 0.00 |
| | | (9) Excess Collections to Certificateholders | 7,744,422.13 |
| | | **Total Distribution** | **64,192,943.31** |

**Distribution Detail**

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 1,436,553.14 | 1,436,553.14 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| Monthly Interest Distributable Amount | 1,788,450.00 | 1,788,450.00 | 0.00 |
|     thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-2 Notes | 814,050.00 | 814,050.00 | 0.00 |
|     thereof on Class A-3 Notes | 796,500.00 | 796,500.00 | 0.00 |
|     thereof on Class A-4 Notes | 177,900.00 | 177,900.00 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount | 1,788,450.00 | 1,788,450.00 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 53,223,518.04 | 53,223,518.04 | 0.00 |
| Aggregate Principal Distributable Amount | 53,223,518.04 | 53,223,518.04 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 2,074,952.79 |
| Reserve Fund Amount - Beginning Balance | 2,074,952.79 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 1,123.32 |
| minus Net Investment Earnings | 1,123.32 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 2,074,952.79 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 1,123.32 |
| Net Investment Earnings on the Collection Account | 33,436.89 |
| Investment Earnings for the Collection Period | 34,560.21 |

## Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:

Class A-1 Notes $156M (18.6%), Class A-2 Notes $270M (32.3%), Class A-3 Notes $270M (32.3%), Class A-4 Notes $60M (7.2%), Certificates $81M (9.7%), Total $837M (100.0%).

The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $81,250,748, according to Regulation RR.

Amounts in USD

## Pool Statistics

| **Pool Data** | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 861,931,884.78 | 5,077 |
| | | |
| Pool Balance beginning of Collection Period | 861,931,884.78 | 5,077 |
| Principal Collections | 47,125,845.90 | |
| Principal Collections attributable to Full Pay-offs | 7,021,244.21 | |
| Principal Purchase Amounts | 782,604.31 | |
| Principal Gross Losses | 1,012,369.03 | |
| Pool Balance end of Collection Period | 805,989,821.33 | 4,954 |
| Pool Factor | 93.51% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 6.32% | 6.35% |
| Weighted Average Number of Remaining Payments | 40.79 | 39.52 |
| Weighted Average Seasoning (months) | 16.18 | 18.18 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 800,218,862.36 | 4,913 | 99.28% |
| 31-60 Days Delinquent | 5,447,711.75 | 34 | 0.68% |
| 61-90 Days Delinquent | 323,247.22 | 7 | 0.04% |
| 91-120 Days Delinquent | 0.00 | 0 | - % |
| Total | 805,989,821.33 | 4,954 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **10.500%** |
| 60+ Delinquency Receivables to EOP Pool Balance | 0.04% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| Losses (1) | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 1,012,369.03 | 13 | 1,012,369.03 | 13 |
| Principal Net Liquidation Proceeds | 409,331.28 | | 409,331.28 | |
| Principal Recoveries | - | | - | |
| Principal Net Loss / (Gain) | 603,037.75 | | 603,037.75 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.434% |
| Prior Collection Period | - % |
| Second Prior Collection Period | - % |
| Third Prior Collection Period | - % |
| Four Month Average | 0.434% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.070% |
| **Average Net Credit Loss/(Gain)** | 46,387.52 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

## Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

| | Total Pool | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **Cumulative Loss** | | **Delinquncies** | | | **Lifetime** |
| **Pd.** | **Gross** | **Net** | **31-60** | **61-90** | **91+** | **CPR** |
| 1 | 0.12% | 0.07% | 0.68% | 0.04% | - % | 7.02% |